SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2011

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2011, incorporated by reference herein:

Exhibit

99.1   Release dated November 3, 2011, entitled "CAUTIONARY ANNOUNCEMENT".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 4, 2011   By: <u>/s/ Themba Gwebu</u>
                                          Name: Themba Gwebu
                                          Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

CAUTIONARY ANNOUNCEMENT

DRDGOLD shareholders ("Shareholders") are advised that the Company has entered into negotiations which, if successfully concluded, may have a material effect on the price of the Company's securities.

Accordingly, Shareholders are advised to exercise caution when dealing in the Company's securities until a further announcement is made.

Roodepoort

3 November 2011

Corporate Advisor and Sponsor

One Capital